LL

17009539

,SION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/1/2016 AND ENDING 1/31/2017

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CohnReznick Capital Markets Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1420

(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard Korn, CFO 973-364-6688

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc.

(Name – *if individual, state last, first, middle name*)

65 E. State Street, Suite 2000	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED 2017 APR 2? AM 8:08 SEC / TM

RECEIVED 2017 MAR 3? AM 8:04 SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Virginia L Voos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CohnReznick Capital Markets Securities, LLC, as of January 31, 20 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

OFFICIAL SEAL
TIFFANY MESSENGER
Notary Public, Georgia
BARROW COUNTY
My Commission Expires
FEBRUARY 9, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

68918

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary of CohnReznick LLP)

TABLE OF CONTENTS

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
CohnReznick Capital Markets Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of CohnReznick Capital Markets Securities, LLC (the Company), a wholly-owned subsidiary of CohnReznick LLP, as of January 31, 2017, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CohnReznick Capital Markets Securities, LLC as of January 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the 2016 financial statements have been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

The accompanying supplemental information has been subjected to audit procedures performed in conjunction with the audit of CohnReznick Capital Markets Securities, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schneider Downs & Co. Inc.

Columbus, Ohio
March 28, 2017

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary of Cohn Reznick LLP)

STATEMENT OF FINANCIAL CONDITION

January 31, 2017

ASSETS

CURRENT ASSETS		
Cash	$	9,599,276
Accounts receivable, net		572,628
Prepaid expenses		24,945
Total current assets		10,196,849
NON-CURRENT ASSETS		
Furniture, equipment and software, net of accumulated depreciation of $112,780		123,228
Other assets		135,822
Total non-current assets		259,050
TOTAL ASSETS	$	10,455,899
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses		6,337,773
Due to affiliates		197,754
Other payables		18,515
TOTAL LIABILITIES		6,554,042
MEMBER'S EQUITY		3,901,857
TOTAL MEMBER'S EQUITY		3,901,857
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	10,455,899

See notes to financial statements

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary of Cohn Reznick LLP)

STATEMENT OF OPERATIONS

Year ended January 31, 2017

REVENUE	
Advisory fees, net	$ 18,295,609
TOTAL REVENUE	$ 18,295,609
EXPENSES	
Salaries	10,809,522
Rent	401,429
Payroll taxes and employee benefits	622,804
Professional fees	134,132
Legal	97,541
Advertising	266,618
Regulatory	14,764
Depreciation and amortization	43,432
Insurance	64,336
Office expense	129,073
Practice development	828,344
Related-party expenses	581,839
Other expenses	472,408
TOTAL EXPENSES	$ 14,466,242
NET INCOME	$ 3,829,367

See notes to financial statements

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary of CohnReznick LLP)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended January 31, 2017

Balance, January 31, 2016, as restated	$ 5,072,490
Member distributions	(5,000,000)
Net income	3,829,367
Balance, January 31, 2017	$ 3,901,857

See notes to financial statements

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary of CohnReznick LLP)

STATEMENT OF CASH FLOWS

Year ended January 31, 2017

Cash flows from operating activities	
Net income	$ 3,829,367
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	43,432
Provision for allowance for doubtful accounts	150,000
Change in operating assets and liabilities	
Accounts receivable, net	(257,626)
Prepaid expenses and other assets	(5,354)
Due to affiliates	410,762
Accrued expenses	2,786,067
Net cash provided by operating activities	6,956,648
Cash flows from investing activities	
Purchase of furniture and equipment	(28,292)
Net cash used in investing activities	(28,292)
Cash flows from financing activities	
Member contributions	-
Member distributions	(5,000,000)
Net cash used in financing activities	(5,000,000)
Net increase in cash	1,928,356
Cash, beginning	7,670,920
Cash, ending	$ 9,599,276

See notes to financial statements

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary of CohnReznick LLP)

NOTES TO FINANCIAL STATEMENTS
Year ended January 31, 2017

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

CohnReznick Capital Markets Securities, LLC (the Company) is a wholly-owned subsidiary of CohnReznick LLP (the Member) formed under the laws of the State of Maryland on January 1, 2012, for the purposes of operating, managing and maintaining a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) and as a member organization of the Financial Industry Regulatory Authority (FINRA). The Company is headquartered in New York, NY. The Company's primary focuses for its clientele are to identify capital sources, conduct due diligence, facilitate transactions and address regulatory and compliance matters. The Company does not hold any funds or securities for the account of securities customers and is therefore exempt from SEC Rule 15c3-3 under Section (k)(2)(i).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Current payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or if unspecified, the payment is applied to the oldest unpaid invoice. The carrying amount of accounts receivable is reduced by discounts, adjustments, and an allowance for doubtful accounts that reflect management's best estimate of the amounts that will not be collected. Each customer balance is individually reviewed where all or a portion of the balance exceeds 120 days from the invoice date. Based on management's assessment of the customer's current creditworthiness, the estimated portion of the balance that will not be collected is recorded as an allowance for doubtful accounts. The Company writes off receivables when, in management's estimation, it is probable that the receivable is worthless. The allowance for doubtful accounts is $150,000 as of January 31, 2017.

Revenue Recognition

Advisory fees are based on a fixed fee arrangement or as a percentage of capital raised and recognized when all revenue recognition criteria have been met including mutual acceptance of the contract, the services have been performed, amount is fixed and determinable, and payment is reasonably assured. Advisory fees are recorded net of subcontractor costs in which the Company acts in an agency capacity.

Income Taxes

The Company is a single member limited liability company and as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its member on its respective tax return. Accordingly, the Company is not required to take any tax positions and these financial statements do not reflect a provision for income taxes. The Company has no other tax positions which must be considered for disclosure.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in Other expenses in the Statement of Operations.

For the year ended January 31, 2017, the Company did not incur any interest and penalties from taxing authorities. Income tax returns filed by the Member are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years subsequent to 2012 remain open.

Furniture, Equipment, and Software

Furniture, equipment, and software are carried at cost. Depreciation for both financial statement and tax purposes is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Depreciation is determined using the following estimated useful lives:

	Years
Furniture and fixtures	7
Computer equipment	5
Software	3

Advertising Costs

The Company expenses the costs of producing advertising materials, and other marketing activities, as incurred.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued new accounting guidance related to revenue recognition. This new standard will replace all current Generally Accepted Accounting Principles (GAAP) guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition guidance provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective for the Company beginning February 1, 2018 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the impact of adopting this new accounting guidance on its financial statements.

The FASB issued ASU 2016-02 Leases (Topic 842). This ASU is the result of a joint project of FASB and IASB to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments require a lessee to recognize a liability to make lease payments (lease liability) and a right-of-use asset representing its right

to use the underlying asset for the lease term initially measured at the present value of the lease payments. Companies will be permitted to make an accounting policy election to not recognize leases with a term of 12 months or less. This ASU is effective for annual reporting periods beginning after December 15, 2018. Early application is permitted. The Company is assessing the impact that this ASU will have on its financial statements and related disclosures.

NOTE 3 - PRIOR PERIOD RESTATEMENT

Based on current year analysis of the Company's financial statement balances, management evaluated its accounting methodologies for compliance with U.S. GAAP. This analysis required the correction of an error related to the accrual of year-end bonuses reported in the prior year financial statements.

The cumulative effect on the Company's Member's Equity as of January 31, 2016 is as follows:

Balance as previously reported – January 31,	$	8,207,487
Effect of prior period adjustments		(3,134,997)
January 31, 2016 - As Restated	$	5,072,490

The impact of this adjustment, had it been reported in the proper period, would have reduced net income for the period ended January 31, 2016 by $825,000.

NOTE 4 - FURNITURE, EQUIPMENT, AND SOFTWARE

Furniture, equipment, and software consist of the following as of January 31, 2017:

Furniture, equipment and software	$236,008
Accumulated depreciation and amortization	(112,780)
	$123,228

Depreciation and amortization for the year ended January 31, 2017 was $43,432.

NOTE 5 - COMMITMENTS

The Company has non-cancelable leases for office space in New York and California through March 30, 2022 and February 28, 2018, respectively. Total rent expense was

$401,429 for the year ended January 31, 2017. Remaining minimum lease payments are as follows for the fiscal years ending January 31:

Year ending January 31,	Amount
2018	$509,071
2019	$502,334
2020	$510,602
2021	$542,485
2022	$559,736
Thereafter	$92,125
Total	$2,716,353

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company holds substantially all of its cash at one bank. Cash in the bank account is insured by the Federal Deposit Insurance Corporation (FDIC). At times, balances in the bank account may exceed the FDIC insured limits. The Company has not experienced any losses with respect to its cash held in the bank account in excess of the insured limits.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing and management agreement with CohnReznick. Under the agreement, CohnReznick provides office space, office supplies, computer and other office equipment, and general managerial and administrative support and services to the Company. Shared expenses incurred by the Company for the year ended January 31, 2017 were $581,839 and are included in Related-Party Expenses in the Statement of Operations.

For the year ended January 31, 2017 the amount due to CohnReznick from the Company was $197,754 and is included in Due to Affiliates on the Statement of Financial Condition. There is no fixed repayment terms associated with these informal arrangements.

Advisory fees of $709,893 were paid to CohnReznick for services in an agency capacity during the year ended January 31, 2017 and are recorded as net of associated revenues.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At January 31, 2017, the Company had net capital of $3,041,488, which was $2,604,550 in excess of its required net capital of $436,938. The Company's aggregate indebtedness ratio was 215.49%.

NOTE 9 - EMPLOYEE BENEFIT PLAN

The Company's employees participate in the CohnReznick LLP 401(k) Profit Sharing Plan. Employees may elect to defer a portion of their salaries under the plan. Employer matching is fully discretionary. For the twelve month period ended January 31, 2017, employer contribution expense related the 401(k) plan was $46,633 and is included in Payroll taxes and employee benefits in the Statement of Operations.

NOTE 10 - SUBSEQUENT EVENTS

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through March 28, 2017 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTAL INFORMATION

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary of CohnReznick LLP)

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION

Year ended January 31, 2017

Net capital			
Total member's equity		$	3,901,857
Deductions/charges:			
Nonallowable assets:			
Furniture and equipment	123,228		
Prepaid expenses and other assets	160,767		
FINRA CRD account	3,746		
Accounts receivable, net	572,628		860,369
Net capital		$	3,041,488
Aggregate indebtedness			
Total aggregate indebtedness Due to affiliates and accrued expenses		$	6,554,042
Computation of basic net capital requirement			
Minimum net capital required (6 2/3% of aggregate indebtedness)		$	436,938
Excess net capital		$	2,604,550
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement		$	2,386,084
Percentage of aggregate indebtedness to net capital			215.49%
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of January 31,2017)			
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report, as amended		$	3,041,488
Net capital per the preceding		$	3,041,488

SCHEDULE II

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary of CohnReznick LLP)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended January 31, 2017

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(i) and, therefore no deposit was required.

SCHEDULE III

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary of CohnReznick LLP)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended January 31, 2017

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(i).

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC
New York, New York

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

For the year ended January 31, 2017

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

www.schneiderdowns.com

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
CohnReznick Capital Markets Securities, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2017, which were agreed to by CohnReznick Capital Markets Securities, LLC (Company) and SIPC, solely to assist the Company and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the amended Form X-17A-5 (FOCUS Report) for the year ended January 31, 2017 with the amounts reported in Form SIPC-7 for the year ended January 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
March 28, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 1/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-68918 FINRA JAN 3/14/2012
COHNREZNICK CAPITAL MARKETS SECURITIES LLC
420 LEXINGTON AVE STE 1420
NEW YORK, NY 10170

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Virginia Voos 770-923-9632

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 47,514

B. Less payment made with SIPC-6 filed (**exclude interest**) (17,775)

6/16/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 29,739

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 29,739

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 29,739

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

COHNREZNICK CAPITAL MARKETS SECURITIE
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 22 day of March, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 2/1/2016
and ending 1/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 19,005,502
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 19,005,502
2e. General Assessment @ .0025	$ 47,514
	(to page 1, line 2.A.)

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC
New York, New York

Report of Independent Registered
Public Accounting Firm

For the year ended January 31, 2017

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

www.schneiderdowns.com

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
CohnReznick Capital Markets Securities, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) CohnReznick Capital Markets Securities, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co. Inc.

Columbus, Ohio
March 28, 2017

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

COHNREZNICK
CAPITAL MARKETS SECURITIES LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

CohnReznick Capital Markets Securities, LLC. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

CohnReznick Capital Markets Securities, LLC. met the aforementioned exemption provisions throughout the most recent fiscal year ended January 31, 2017 without exception.

The above information is provided to the best knowledge and belief of CohnReznick Capital Markets Securities, LLC.

Robert Sternthal
President
March 20, 2017